26th July 2002
Number 43/02

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 JUNE 2002

BHP Billiton today released its production report for the quarter ended 30 June, 2002

  Aluminium production for the year of 992,000 tonnes was in line with last year. Increased production from Mozal (Mozambique) for the year (up 37 per cent) reflecting full commissioning of that operation, was offset by lower production from the Brazilian smelters mainly due to a government enforced power rationing program in place for the first half of the financial year. Aluminium production in the June 2002 quarter was five per cent higher than both the June 2001 and March 2002 quarters.
  Alumina production for the year of 3.9 million tonnes was 34 per cent higher than 2001, reflecting the additional 56 per cent interest in Worsley (Australia) acquired in January 2001 combined with higher production rates achieved through Worsley's capacity creep program. Worsley has achieved consistent operation at or above nameplate capacity of 3.1 million tonnes per annum. Alumina production in the June 2002 quarter was in line with both the June 2001 and March 2002 quarters.
  Copper production for the year of 824,300 tonnes was five per cent higher than 2001. Production in the June 2002 quarter was 14 percent above the March 2002 quarter, mainly due to higher production at Escondida reflecting fiscal year end ore inventory clean out and better than anticipated mill performance. This is a short-term aberration in copper output and does not interfere with the commitment to temporarily reduce output at Escondida and Tintaya by 250,000 tonnes over a 14 month period ending in December 2002 due to the deterioration of global copper markets. Reductions at Escondida and Tintaya were offset by the commencement of commercial production at Antamina (Peru) in October 2001. Escondida copper production for calendar 2002 will be slightly less than that achieved in 2001, despite the scheduled start-up of the Phase IV expansion in September 2002.
  Iron Ore production for the year of 67.9 million tonnes (BHP Billiton share) was three per cent higher than 2001. Record West Australian iron ore production of 72.6 million tonnes (100 per cent terms) was seven per cent higher than 2001 due to increased demand for all products and success with marketing Yandi Lump. Samarco (Brazil) iron ore production was 5.6 million tonnes, which was 25 per cent lower than 2001 mainly due to lower market demand for pellets. Total iron ore production in the June 2002 quarter was in line with the June 2001 quarter and four per cent above the March 2002 quarter.
  Metallurgical Coal production for the year of 35.5 million tonnes was four per cent lower than 2001. The decrease reflects the impact of the sell-down of BHP Billiton's interest in the CQCA and Gregory joint ventures (Australia) to Mitsubishi. This was partly offset by additional production from the newly integrated Blackwater mine (Australia). Production in the June 2002 quarter was 13 per cent lower than the June 2001 quarter, again largely due to the sell-down in Queensland. Illawarra (Australia) production of 7.1 million tonnes for the year was eight per cent higher than 2001.
  Boodarie Iron production re-commenced in one train on 18 July, with the remaining three trains to be brought progressively back on line during the September quarter. No production was recorded at Boodarie Iron in the June 2002 quarter.
  Nickel production for the year of 68,900 tonnes was 13 percent higher than 2001, reflecting the continued ramp-up of Cerro Matoso Line 2 (Colombia), which commenced production on 1 January 2001. Production at Yabulu (Australia) was in line with 2001.
  Energy Coal production for the year of 82.8 million tonnes was 11 per cent less than 2001. South African production was 55.7 million tonnes, a decrease of nine per cent reflecting the divestment of Matla and Glisa, the scaling down of Rietspruit and a modest reduction in export production in response to reduced market demand. US production was 13.3 million tonnes, a decrease of 11 per cent reflecting reduced production at San Juan Coal Company in response to reduced customer demand. South Africa production in the June 2002 quarter was one per cent higher than the March 2002 quarter due to higher domestic demand (Eskom). During the course of the June quarter, as previously announced, BHP Billiton also closed Rietspruit and Blinkpan.
  Oil and Condensate production for the year of 78.5 million barrels was one per cent lower than 2001. Natural field decline at Griffin (Australia) and Bass Strait (Australia) was partially offset by the completion of repairs to Scindian-3 flowline, the Griffin-9 infill program and the success of the West Tuna infill. In addition, the start up of Typhoon (US) in July 2001 added 5.5 million barrels which partly offset lower production volumes as a result of the sale of the Buffalo (Australia) oil field. Oil and condensate production in the June 2002 quarter was seven per cent higher than the June 2001 quarter and in line with the March 2002 quarter.
  Natural Gas production for the year of 283.5 billion cubic feet was eight per cent higher than 2001, mainly due to higher volumes from Liverpool Bay (UK) and the commencement of production at Zamzama (Pakistan) in March 2001 and Typhoon (US) in July 2001. Natural gas production was in line with the June 2001 quarter and seven per cent higher than the March 2002 quarter, mainly due to higher production at Bass Strait (Australia) due to seasonal factors.
  Raw Steel production for the year of 5.3 million tonnes was two per cent less than 2001, reflecting production down-time associated with industrial action, planned maintenance and the reline of the New Zealand Steel melter. Raw Steel production in the June 2002 quarter was 13 per cent above the March 2002 quarter mainly due to industrial action, operational difficulties and the reline of New Zealand Steel melter occurring in the March quarter. Following the de-merger of BHP Steel from BHP Billiton in July 2002, future production reports will not include production information for raw steel.
  Ekati™ Diamond production for the year of 3,650,000 carats was 155 per cent higher than 2001. The increase in production was mainly due to the acquisition of an additional 29 per cent interest in July 2001, higher grade on core production, and higher recoveries of lower quality diamonds. EkatiTM production in the June 2002 quarter was 140 per cent above the June 2001 quarter, reflecting the factors outlined above.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7747 3956 email: Mark.Lidiard@bhpbilliton.com
Mandy Frostick, Media Relations Tel: +61 3 9609 4157 Mobile: +61 419 546 245 email: Mandy.J.Frostick@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com
BHP BILLITON PRODUCTION SUMMARY
QUARTER ENDED	YEAR ENDED	% CHANGE
JUNE Q02	JUNE Q02	FY02
JUNE	MARCH	JUNE	JUNE	JUNE	vs	vs	vs
2001	2001	2002	2002	2001	JUNE Q01	MAR Q02	FY01

ALUMINIUM
Alumina	('000 tonnes)	998	996	1,018	3,942	2,938	2%	2%	34%
Aluminium	('000 tonnes)	250	250	263	992	984	5%	5%	1%

BASE METALS
Copper	('000 tonnes)	200.2	187.6	213.5	824.3	784.9	7%	14%	5%
Lead	(tonnes)	55,681	64,064	64,768	236,066	206,194	16%	1%	14%
Zinc	(tonnes)	30,846	47,174	38,942	162,520	121,749	26%	-17%	33%
Gold	(ounces)	68,992	67,089	74,321	289,764	218,976	8%	11%	32%
Silver	('000 ounces)	8,302	11,284	11,540	40,750	31,729	39%	2%	28%
Molybdenum	(tonnes)	125	121	232	658	385	86%	92%	71%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	17,074	16,464	17,080	67,907	65,858	0%	4%	3%
Metallurgical coal	('000 tonnes)	10,802	8,989	9,359	35,532	37,141	-13%	4%	-4%
Manganese ores	('000 tonnes)	936	891	784	3,535	3,774	-16%	-12%	-6%
Manganese alloys	('000 tonnes)	136	166	169	619	644	24%	2%	-4%
Hot briquetted iron	('000 tonnes)	276	277	-	1,047	848	-100%	-100%	24%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	16.8	17.8	17.7	68.9	60.8	5%	-1%	13%
Chrome ores	('000 tonnes)	665	549	664	2,451	3,158	0%	21%	-22%
Ferrochrome	('000 tonnes)	194	201	223	837	908	15%	11%	-8%

ENERGY COAL	('000 tonnes)	23,134	19,236	20,571	82,835	92,807	-11%	7%	-11%

PETROLEUM
Crude oil and condensate	('000 bbl)	18,378	19,644	19,732	78,519	79,109	7%	0%	-1%
Natural gas	(bcf)	71.64	66.30	70.66	283.47	261.83	-1%	7%	8%
LPG	('000 tonnes)	175.60	161.20	180.43	697.56	673.82	3%	12%	4%
Ethane	('000 tonnes)	18.53	18.87	25.62	87.13	67.39	38%	36%	29%

BHP STEEL
Raw steel	('000 tonnes)	1,328	1,251	1,411	5,306	5,432	6%	13%	-2%
Marketable steel products	('000 tonnes)	1,469	1,396	1,439	5,381	5,507	-2%	3%	-2%

EXPLOR'N, TECH & NEW BUS
Diamonds	('000 carats)	427	932	1,023	3,650	1,429	140%	10%	155%

BHP BILLITON ATTRIBUTABLE PRODUCTION
QUARTER ENDED	YEAR ENDED
BHP Billiton	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
Interest	2001	2001	2001	2002	2002	2002	2001

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley (a)	86%	674	662	671	677	686	2,696	1,632
Suriname	45%	211	219	209	208	214	850	852
Alumar	36%	113	83	85	111	117	396	454
Total	998	964	965	996	1,018	3,942	2,938

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	123	125	117	127	132	502	498
Bayside	100%	43	44	45	43	43	174	178
Alumar	46.3%	43	35	32	39	46	152	172
Valesul	45.5%	9	8	9	9	11	37	43
Mozal (b)	47%	32	32	32	31	32	127	93
Total	250	244	235	250	263	992	984

BASE METALS (c)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida (d)	57.5%	89.1	89.3	80.1	75.3	94.4	339.1	402.7
Tintaya (d)	100%	20.1	20.9	22.9	0.8	0.2	44.9	84.9
Antamina (f)	33.8%	-	-	26.2	25.1	30.5	81.9	-
Alumbrera (e)	25%	11.9	11.6	11.9	12.3	12.8	48.5	32.6
Highland Valley (e)	33.6%	14.1	16.1	15.6	14.2	16.1	62.1	44.9
Selbaie	100%	3.0	2.5	2.6	2.5	2.6	10.2	12.8
Total	138.1	140.4	159.3	130.3	156.6	586.6	578.0

Cathode ('000 tonnes)
Escondida	57.5%	22.0	21.9	21.9	21.2	21.5	86.5	83.4
Cerro Colorado (e)	100%	33.8	34.3	33.8	31.3	31.3	130.8	96.7
Tintaya (d)	100%	-	-	-	-	1.3	1.3	-
San Manuel	100%	2.3	2.3	2.2	1.8	-	6.3	10.3
Pinto Valley	100%	3.8	3.4	3.4	3.1	2.8	12.8	16.4
Total	62.0	62.0	61.4	57.4	56.9	237.7	206.9

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	54,271	52,879	51,914	63,172	63,799	231,764	200,328
Pering	100%	1,410	1,153	1,288	892	969	4,302	5,866
Total	55,681	54,032	53,202	64,064	64,768	236,066	206,194

ZINC
Payable metal in concentate (tonnes)
Cannington	100%	17,176	14,058	17,285	15,002	12,511	58,856	64,194
Antamina (f)	33.8%	-	-	16,010	18,825	13,518	48,353	-
Selbaie	100%	8,275	9,684	7,896	8,495	8,121	34,196	36,646
Pering	100%	5,396	5,888	5,583	4,851	4,793	21,115	20,909
Total	30,846	29,630	46,774	47,174	38,942	162,520	121,749

Refer footnotes on page 5.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida (d)	57.5%	10,302	10,641	12,166	11,837	17,694	52,338	49,597
Tintaya (d)	100%	7,693	10,249	11,500	503	-	22,252	24,424
Alumbrera (e)	25%	42,287	42,584	49,780	49,064	51,511	192,939	106,313
Selbaie	100%	8,711	6,519	4,914	5,685	5,117	22,235	38,643
Total	68,992	69,994	78,360	67,089	74,321	289,764	218,976

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	7,806	7,804	7,915	9,980	10,265	35,964	29,488
Antamina (f)	33.8%	-	-	690	565	512	1,767	-
Alumbrera (e)	25.0%	57	42	71	68	56	237	145
Highland Valley (e)	33.6%	170	190	167	168	183	709	545
Selbaie	100%	268	384	662	504	524	2,073	1,550
Total	8,302	8,421	9,505	11,284	11,540	40,750	31,729

MOLYBDENUM
Payable metal in concentrate (tonnes)
Highland Valley (e)	33.6%	125	152	153	121	232	658	385

CARBON STEEL MATERIALS
IRON ORE
Production ('000 tonnes)
Mt Newman Joint Venture	85%	5,239	5,973	6,423	5,565	5,413	23,374	20,950
Goldsworthy Joint Venture	85%	1,788	1,656	1,667	1,434	1,690	6,447	6,601
Yandi Joint Venture	85%	6,882	7,046	6,933	6,614	6,663	27,256	26,156
Jimblebar	100%	1,272	1,182	1,332	1,211	1,476	5,201	4,643
Samarco	50%	1,893	1,223	928	1,640	1,838	5,629	7,508
Total	17,074	17,080	17,283	16,464	17,080	67,907	65,858

METALLURGICAL COAL (h)
Production ('000 tonnes)
CQCA Joint Venture (i)	50%	4,064	4,002	3,908	5,156	5,001	18,067	15,338
South Blackwater (j)	50%	-	670	524	-	-	1,194	-
Gregory Joint Venture (i)	50%	960	486	408	861	685	2,440	3,626
BHP Mitsui Coal (k)	80%	1,802	1,823	1,467	1,707	1,746	6,743	6,419
QCT Resources (l)	50%	2,087	-	-	-	-	-	5,184
Illawarra	100%	1,889	2,055	1,841	1,265	1,927	7,088	6,574
Total	10,802	9,035	8,149	8,989	9,359	35,532	37,141

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (m)	60%	490	467	501	424	475	1,867	2,162
Australia (m)	60%	446	505	387	467	309	1,668	1,612
Total	936	973	888	891	784	3,535	3,774

Refer footnotes on page 5.

CARBON STEEL MATERIALS (cont'd)
MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (m)	60%	85	69	101	115	121	406	398
Australia (m)	60%	51	50	63	51	48	212	246
Total	136	119	165	166	169	619	644

HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron (n)	100%	276	386	384	277	-	1,047	848

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	9.1	9.6	10.4	10.5	9.9	40.4	31.8
Yabulu	100%	7.7	6.3	7.1	7.3	7.8	28.5	29.0
Total	16.8	15.9	17.5	17.8	17.7	68.9	60.8

CHROME ORES
Saleable production ('000 tonnes)
South Africa (m)	60%	665	629	609	549	664	2,451	3,158

FERROCHROME
Saleable production ('000 tonnes)
South Africa (m)	60%	194	207	206	201	223	837	908

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	14,571	14,538	13,724	13,633	13,815	55,710	61,322
USA	100%	3,890	3,106	3,170	3,266	3,703	13,245	14,925
Australia	100%	1,329	1,173	863	1,129	1,390	4,555	5,303
Indonesia (o)	80%	2,291	2,450	1,778	186	208	4,622	8,426
Colombia (p)	33%	1,053	1,138	1,088	1,022	1,455	4,703	2,831
Total	23,134	22,405	20,623	19,236	20,571	82,835	92,807

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	18,378	19,505	19,638	19,644	19,732	78,519	79,109
Natural gas	(bcf)	71.64	71.05	75.47	66.30	70.66	283.47	261.83
LPG	('000 tonnes)	175.60	182.92	173.01	161.20	180.43	697.56	673.82
Ethane	('000 tonnes)	18.53	24.05	18.59	18.87	25.62	87.13	67.39

BHP STEEL
Production ('000 tonnes)
Raw steel	100%	1,328	1,382	1,262	1,251	1,411	5,306	5,432
Marketable steel products	100%	1,469	1,377	1,169	1,396	1,439	5,381	5,507

Refer footnotes on page 5.

EXPLORATION, TECH & NEW BUSINESS
DIAMONDS
Production ('000 carats)
Ekati™ (q)	80%	427	767	928	932	1,023	3,650	1,429

(a) Interest in Worsley increased from 30% to 86% effective January 2001.
(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.
(c) Metal production is reported on the basis of payable metal.
(d) Sulphide production at Escondida and Tintaya was temporarily reduced in November 2001 and January 2002 respectively due to weak market conditions. Commercial production of copper cathode commenced at Tintaya in June 2002.
(e) Included from 1 October 2000, the effective date of the acquisition of Rio Algom.
(f) Antamina commenced commercial production in October 2001.
(g) San Manuel SXEW operations closed in March 2002.
(h) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(j) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is reported in CQCA Joint Venture.
(k) Shown on 100% basis before 20% outside equity interest.
(l) Production reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by
BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited (QCT) in November 2000. In June 2001,
Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.
(m) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(n) On 26 March BHP Billiton announced that it had declared "force majeure" on sales contracts and some supply contracts at the
Boodarie Iron plant. The declaration followed suspension of work at the plant following a tube failure in a gas re-heating furnace. The plant is progressively being brought back on-line commencing in July.
(o) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001.
(p) Carbonnes del Cerrejon (BHP Billiton 33.3%) and Cerrejon Zona Norte (BHP Billiton 16.7%) were acquired in September 2000 and November 2000 respectively. BHP Billiton increased its interest in CZN to 33.3% effective February 2002.
(q) Interest in Ekati™ increased from 51% to 80% effective July 2001.

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	YEAR ENDED
JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
2001	2001	2001	2002	2002	2002	2001
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia (a)	674	662	671	677	686	2,696	1,632
Paranam, Suriname	211	219	209	208	214	850	852
Alumar, Brazil	113	83	85	111	117	396	454
Total	998	964	965	996	1,018	3,942	2,938

Sales
Worsley, Australia (a)	725	692	638	656	689	2,676	1,503
Paranam, Suriname	186	224	221	205	197	847	818
Alumar, Brazil	116	79	88	101	106	374	462
Total	1,027	995	947	962	993	3,897	2,783

(a) Interest in Worsley increased from 30% to 86% effective January 2001.

ALUMINIUM
Production
Hillside, South Africa	123	125	117	127	132	502	498
Bayside, South Africa	43	44	45	43	43	174	178
Alumar, Brazil	43	35	32	39	46	152	172
Valesul, Brazil	9	8	9	9	11	37	43
Mozal, Mozambique (b)	32	32	32	31	32	127	93
Total	250	244	235	250	263	992	984

Sales
Hillside, South Africa	124	123	117	128	131	499	498
Bayside, South Africa	50	43	43	42	53	181	179
Alumar, Brazil	45	34	33	38	45	150	171
Valesul, Brazil	12	8	8	10	11	36	41
Mozal, Mozambique (b)	33	32	32	31	34	129	90
Total	264	240	233	249	274	995	979

(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
		2001	2001	2001	2002	2002	2002	2001
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a)
Material mined (100%)	('000 tonnes)	77,115	85,344	84,821	80,401	77,244	327,809	304,800
Sulphide ore milled (100%)	('000 tonnes)	10,650	11,205	10,060	10,452	11,311	43,028	45,671
Average copper grade	(%)	1.82%	1.75%	1.72%	1.53%	1.74%	1.69%	1.89%
Production ex Mill (100%)	('000 tonnes)	159.5	162.0	144.4	134.9	170.3	611.5	725.8

Production
Payable copper	('000 tonnes)	89.1	89.3	80.1	75.3	94.4	339.1	402.7
Payable gold concentrate	(fine ounces)	10,302	10,641	12,166	11,837	17,694	52,338	49,597
Copper cathode (SXEW)	('000 tonnes)	22.0	21.9	21.9	21.2	21.5	86.5	83.4

Sales
Payable copper	('000 tonnes)	88.3	83.8	87.0	77.0	85.3	333.0	400.4
Payable gold concentrate	(fine ounces)	9,780	8,729	12,386	10,806	17,004	48,925	49,024
Copper cathode (SXEW)	('000 tonnes)	23.1	22.9	18.0	24.6	22.7	88.1	86.8

(a) Sulphide production at Escondida was temporarily reduced in November 2001 due to weak market conditions.

Tintaya, Peru (a) (b)
Material mined	('000 tonnes)	16,447	17,600	14,115	396	-	32,111	64,130
Ore milled	('000 tonnes)	1,508	1,640	1,569	71	-	3,280	6,301
Average copper grade	(%)	1.56%	1.58%	1.72%	1.64%	0.00%	1.65%	1.54%

Production
Payable copper	('000 tonnes)	20.1	20.9	22.9	0.8	0.2	44.9	84.9
Payable gold concentrate	(fine ounces)	7,693	10,249	11,500	503	-	22,252	24,424
Copper cathode (SXEW)	('000 tonnes)					1.3	1.3

Sales
Payable copper	('000 tonnes)	32.0	19.2	17.8	8.8	0.0	45.9	86.3
Payable gold concentrate	(fine ounces)	10,350	9,745	9,546	5,452	212	24,955	26,418
Copper cathode (SXEW)	('000 tonnes)					1.9	1.9

(a) Sulphide production at Tintaya was temporarily reduced in January 2002 due to weak market conditions.
(b) Commercial production of copper cathode commenced in June 2002.

Cerro Colorado, Chile (a)
Material mined	('000 tonnes)	14,177	13,595	16,677	15,348	18,628	64,248	42,476
Ore milled	('000 tonnes)	3,546	3,516	3,864	3,698	3,581	14,659	10,289
Average copper grade	(%)	1.09%	1.06%	1.13%	1.03%	1.00%	1.06%	1.09%

Production
Copper cathode	('000 tonnes)	33.8	34.3	33.8	31.3	31.3	130.8	96.7

Sales
Copper cathode	('000 tonnes)	33.6	33.8	31.7	33.9	34.5	133.9	96.7

(a) Cerro Colorado (BHP Billiton 100%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Antamina, Peru (a)
Material mined (100%)	('000 tonnes)			19,970	20,548	28,990	69,508
Ore milled (100%)	('000 tonnes)			6,318	6,309	7,250	19,877
Average head grades
- Copper	(%)			1.42%	1.31%	1.43%	1.39%
- Zinc	(%)			1.35%	1.44%	0.93%	1.23%

Production
Payable copper	('000 tonnes)			26.2	25.1	30.5	81.9
Payable zinc	(tonnes)			16,010	18,825	13,518	48,353
Payable silver	('000 ounces)			690	565	512	1,767

Sales
Payable copper	('000 tonnes)			28.7	28.8	28.6	86.2
Payable zinc	(tonnes)			9,283	23,028	15,009	47,320
Payable silver	('000 ounces)			748	595	489	1,832

(a) BHP Billiton acquired its 33.8% interest in Antamina in October 2000 as part of the acquisition of Rio Algom. Commercial production commenced on 1 October 2001.

Alumbrera, Argentina (a)
Material mined (100%)	('000 tonnes)	27,182	29,545	28,635	25,430	26,524	110,134	80,834
Ore milled (100%)	('000 tonnes)	7,445	7,516	7,142	7,146	7,575	29,379	21,583
Average head grades
- Copper	(%)	0.74%	0.70%	0.74%	0.76%	0.73%	0.73%	0.70%
- Gold	(g/t)	1.0	1.0	1.1	1.1	1.0	1.0	0.9

Production
Payable copper	('000 tonnes)	11.9	11.6	11.9	12.3	12.8	48.5	32.6
Payable gold	(fine ounces)	40,004	40,370	46,987	45,421	46,537	179,315	100,743
Payable gold - dore	(fine ounces)	2,283	2,214	2,793	3,644	4,973	13,624	5,569
Payable silver	('000 ounces)	57	42	71	68	56	237	145

Sales
Payable copper	('000 tonnes)	14.2	9.8	13.1	12.7	11.6	47.2	32.1
Payable gold	(fine ounces)	45,999	34,461	48,223	47,261	36,874	166,819	100,453
Payable gold - dore	(fine ounces)	2,138	2,009	1,829	3,710	4,466	12,014	5,978
Payable silver	('000 ounces)	57	42	71	67	56	236	144

(a) Alumbrera (BHP Billiton 25%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Highland Valley, Canada (a)
Material mined (100%)	('000 tonnes)	18,988	19,910	20,883	18,322	18,522	77,637	59,295
Ore milled (100%)	('000 tonnes)	11,355	12,841	12,912	11,778	12,224	49,755	36,294
Average copper grade	(%)	0.43%	0.43%	0.42%	0.42%	0.43%	0.42%	0.43%

Production
Payable copper	('000 tonnes)	14.1	16.1	15.6	14.2	16.1	62.1	44.9
Payable molybdenum	('000 tonnes)	0.12	0.15	0.15	0.12	0.23	0.66	0.38
Payable silver	('000 ounces)	170	190	167	168	183	709	545

Sales
Payable copper	('000 tonnes)	13.6	17.5	18.8	11.6	14.9	62.7	42.2
Payable molybdenum	('000 tonnes)	0.14	0.14	0.14	0.17	0.22	0.67	0.52
Payable silver	('000 ounces)	163	204	219	133	173	729	505

(a) Highland Valley (BHP Billiton 33.6%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Cannington, Australia
Material mined	('000 tonnes)	507	543	555	569	574	2,240	1,861
Ore milled	('000 tonnes)	490	496	538	567	575	2,176	1,781
Average head grades
- Silver	(g/t)	577	598	567	619	675	616	599
- Lead	(%)	13.2%	13.2%	12.1%	12.7%	13.6%	12.9%	13.3%
- Zinc	(%)	5.5%	4.8%	5.3%	4.6%	3.9%	4.6%	5.4%

Production
Payable silver	('000 ounces)	7,806	7,804	7,915	9,980	10,265	35,964	29,488
Payable lead	(tonnes)	54,271	52,879	51,914	63,172	63,799	231,764	200,328
Payable zinc	(tonnes)	17,176	14,058	17,285	15,002	12,511	58,856	64,194

Sales
Payable silver	('000 ounces)	8,681	7,231	8,045	9,383	10,788	35,448	30,359
Payable lead	(tonnes)	61,243	49,423	52,577	59,712	67,650	229,362	206,306
Payable zinc	(tonnes)	17,496	13,220	17,850	19,105	14,761	64,935	63,026

Selbaie, Canada
Ore milled	('000 tonnes)	896	1,006	1,029	1,012	1,016	4,063	4,009
Average head grades
- Zinc	(%)	1.42%	1.51%	1.29%	1.32%	1.26%	1.34%	1.53%
- Copper	(%)	0.42%	0.34%	0.34%	0.33%	0.34%	0.34%	0.44%
- Gold	(g/t)	0.45	0.34	0.24	0.26	0.25	0.27	0.48
- Silver	(g/t)	18.14	25.00	37.23	29.10	28.99	30.12	25.17

Production
Payable zinc	(tonnes)	8,275	9,684	7,896	8,495	8,121	34,196	36,646
Payable copper	(tonnes)	2,967	2,477	2,616	2,452	2,642	10,186	12,815
Payable gold concentrate	(ounces)	8,711	6,519	4,914	5,685	5,117	22,235	38,643
Payable silver	('000 ounces)	268	384	662	504	524	2,073	1,550

Sales
Payable zinc	(tonnes)	8,406	9,959	7,932	8,400	7,877	34,167	36,685
Payable copper	(tonnes)	3,040	3,196	2,615	2,605	2,459	10,876	12,666
Payable gold concentrate	(ounces)	8,207	8,112	8,002	5,048	5,142	26,304	36,444
Payable silver	('000 ounces)	405	284	321	605	573	1,783	1,879

Pering, South Africa
Ore milled	('000 tonnes)	345	339	342	330	338	1,349	1,343
Average head grades
- Zinc	(%)	2.09%	2.02%	1.90%	1.73%	1.85%	1.89%	2.09%
- Lead	(%)	0.60%	0.49%	0.54%	0.42%	0.52%	0.50%	0.63%

Production
Payable zinc	(tonnes)	5,396	5,888	5,583	4,851	4,793	21,115	20,909
Payable lead	(tonnes)	1,410	1,153	1,288	892	969	4,302	5,866

Sales
Payable zinc	(tonnes)	5,063	4,932	4,859	4,745	3,667	18,203	20,149
Payable lead	(tonnes)	1,493	1,366	1,217	1,298	729	4,610	6,028

San Manuel, USA (a)
Production
Copper cathode (SXEW)	('000 tonnes)	2.3	2.3	2.2	1.8	-	6.3	10.3
(a) San Manuel SXEW operations closed in March 2002.
Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	3.8	3.4	3.4	3.1	2.8	12.8	16.4

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2001	2001	2001	2002	2002	2002	2001
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	5,239	5,973	6,423	5,565	5,413	23,374	20,950
Goldsworthy Joint Venture	1,788	1,656	1,667	1,434	1,690	6,447	6,601
Yandi Joint Venture	6,882	7,046	6,933	6,614	6,663	27,256	26,156
Jimblebar	1,272	1,182	1,332	1,211	1,476	5,201	4,643
Total (BHP Billiton share)	15,181	15,858	16,355	14,824	15,242	62,279	58,350
Total production (100%)	17,636	18,448	19,006	17,194	17,984	72,351	67,828

Shipments
Lump	3,823	3,729	3,483	3,316	4,151	14,679	15,443
Fines	11,545	12,334	12,025	11,083	10,517	45,959	45,156
Total (BHP Billiton share)	15,368	16,063	15,508	14,399	14,668	60,638	60,599
Total shipments (100%)	18,080	18,897	18,245	16,940	17,256	71,338	71,290

(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,893	1,223	928	1,640	1,838	5,629	7,508

Shipments	1,460	1,156	1,440	1,705	1,768	6,069	6,979

METALLURGICAL COAL (a)
Queensland, Australia
Production
CQCA Joint Venture (b)
Blackwater	1,130	977	1,305	1,892	1,669	5,843	4,328
Goonyella	1,122	986	850	1,036	904	3,776	3,978
Peak Downs	779	885	730	1,028	1,185	3,828	3,129
Saraji	530	627	528	676	716	2,547	2,075
Norwich Park	503	527	495	524	527	2,073	1,828
CQCA total	4,064	4,002	3,908	5,156	5,001	18,067	15,338

South Blackwater (c)	-	670	524	-	-	1,194	-

Gregory Joint Venture (b)	960	486	408	861	685	2,440	3,626

BHP Mitsui Coal (d)
Riverside	966	917	649	907	928	3,402	3,272
South Walker Creek	836	906	817	800	818	3,341	3,147
BHP Mitsui Coal total	1,802	1,823	1,467	1,707	1,746	6,743	6,419
Queensland total	6,826	6,980	6,307	7,724	7,432	28,444	25,383

Shipments
Coking coal	4,813	4,804	4,011	4,799	5,252	18,866	18,437
Weak coking coal	1,245	1,592	1,674	1,604	1,124	5,995	4,914
Thermal coal	624	631	704	764	734	2,833	2,388
Total	6,682	7,027	6,390	7,167	7,110	27,694	25,739

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(c) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective Jauary 2002, South Blackwater production is included in Blackwater.
(d) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

QCT Resources, Australia (a)
Production
CQCA	1,263	-	-	-	-	-	3,088
Gregory Joint Venture	242	-	-	-	-	-	628
South Blackwater	582	-	-	-	-	-	1,468
Total	2,087	-	-	-	-	-	5,184

Shipments
Coking coal	1,476	-	-	-	-	-	3,985
Weak coking coal	231	-	-	-	-	-	604
Thermal coal	268	-	-	-	-	-	722
Total	1,975	-	-	-	-	-	5,311

(a) Production and shipments reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited (QCT) in November 2000.
In June 2001, Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.

Illawarra, Australia
Production	1,889	2,055	1,841	1,265	1,927	7,088	6,574

Shipments
Coking coal	1,686	1,457	1,655	1,555	1,543	6,210	5,934
Thermal coal	246	136	94	49	268	547	606
Total	1,932	1,593	1,749	1,604	1,811	6,757	6,540

MANGANESE ORES
South Africa
Saleable production (a)	490	467	501	424	475	1,867	2,162

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	446	505	387	467	309	1,668	1,612

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	85	69	101	115	121	406	398

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	51	50	63	51	48	212	246

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia (a)
Production	276	386	384	277	-	1,047	848

Shipments	342	358	302	391	93	1,144	741

(a) Refer footnote (n) on page 5.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2001	2001	2001	2002	2002	2002	2001
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	9.1	9.6	10.4	10.5	9.9	40.4	31.8

Sales	10.2	9.1	10.4	10.5	11.6	41.6	30.9

Yabulu, Australia
Production
Nickel	7.7	6.3	7.1	7.3	7.8	28.5	29.0
Cobalt	0.5	0.4	0.4	0.5	0.4	1.7	1.8

Sales
Nickel	8.2	7.7	6.9	7.3	7.1	29.0	27.3
Cobalt	0.4	0.4	0.5	0.5	0.5	1.9	1.6

CHROME ORES
South Africa
Saleable production (a)	665	629	609	549	664	2,451	3,158

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

FERROCHROME
South Africa
Saleable production (a)	194	207	206	201	223	837	908

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2001	2001	2001	2002	2002	2002	2001
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	14,571	14,538	13,724	13,633	13,815	55,710	61,322

Sales
Export	6,557	6,289	6,083	5,605	5,744	23,721	25,779
Local utility	6,821	7,477	6,780	6,979	7,767	29,003	31,149
Inland	1,110	1,092	1,111	835	742	3,780	5,007
Total	14,488	14,858	13,974	13,418	14,253	56,503	61,935

New Mexico, USA
Production
Navajo Coal	2,170	1,694	1,682	1,801	2,030	7,207	7,671
San Juan Coal	1,720	1,412	1,488	1,465	1,673	6,038	7,254
Total	3,890	3,106	3,170	3,266	3,703	13,245	14,925

Sales - local utility	3,434	3,407	3,489	2,882	3,469	13,247	14,350

Hunter Valley, Australia
Production	1,329	1,173	863	1,129	1,390	4,555	5,303

Sales
Export	1,201	604	571	904	1,056	3,135	4,025
Inland	399	398	378	342	337	1,455	1,422
Total	1,600	1,002	949	1,246	1,393	4,590	5,447

Kalimantan, Indonesia
Production (a)
Senakin (b)	1,099	1,161	801	-	-	1,962	3,978
Satui (b)	981	1,068	777	-	-	1,845	3,596
Petangis	211	221	201	186	208	815	852
Total	2,291	2,450	1,778	186	208	4,622	8,426

Sales - export	2,308	2,312	1,684	242	243	4,481	8,374

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.

CDC & CZN, Colombia (a)
Production	1,053	1,138	1,088	1,022	1,455	4,703	2,831

Sales - export	959	1,098	688	971	1,144	3,901	2,737

(a) Carbonnes del Cerrejon (BHP Billiton 33.3%) and Cerrejon Zona Norte (BHP Billiton 16.7%) were acquired in September 2000 and November 2000 respectively. BHP Billiton increased its interest in CZN to 33.3% effective February 2002.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2001	2001	2001	2002	2002	2002	2001
PETROLEUM
BHP Billiton attributable production unless otherwise stated.
		Figures in italics indicate adjustments made since the figure was previously reported.
CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	6,946	7,400	7,197	6,593	6,786	27,976	28,839
North West Shelf - condensate	1,239	1,331	1,310	1,525	1,466	5,633	4,848
North West Shelf - Wanaea/Cossack	1,757	1,652	1,919	1,851	1,892	7,314	7,144
Laminaria	3,076	3,001	2,569	1,958	2,200	9,728	14,853
Buffalo (a)	-	-	-	-	-	-	1,520
Griffin	1,194	1,037	863	1,971	1,587	5,458	7,140
Pakistan (b)	14	17	19	20	18	74	17
Typhoon (c)	-	835	1,443	1,507	1,754	5,539	-
Americas	958	918	810	917	861	3,506	3,669
Liverpool Bay	2,516	2,830	2,868	2,770	2,574	11,042	8,679
Bruce/Keith (d)	678	483	640	532	594	2,248	2,400
Total	18,378	19,505	19,638	19,644	19,732	78,519	79,109

NATURAL GAS (billion cubic feet)
Bass Strait	26.75	29.76	23.14	17.18	26.77	96.86	96.40
North West Shelf - Domestic	3.81	3.68	3.73	3.45	2.86	13.73	13.51
North West Shelf - LNG	13.47	15.76	15.56	15.22	13.01	59.55	56.73
Griffin	0.84	1.45	1.25	0.92	0.34	3.97	3.14
Pakistan (b)	2.03	2.66	2.83	2.94	3.02	11.45	2.43
Typhoon (c)	-	0.67	1.48	2.01	1.93	6.09	-
Americas	5.52	5.41	4.69	4.40	4.63	19.13	21.30
Bruce	7.59	3.28	10.65	8.44	7.92	30.29	32.41
Keith (d)	0.25	0.19	0.27	0.11	0.16	0.72	0.60
Liverpool Bay	11.38	8.19	11.87	11.63	10.01	41.69	35.31
Total	71.64	71.05	75.47	66.30	70.66	283.47	261.83

LPG ('000 tonnes)
Bass Strait	117.66	128.73	107.80	108.47	126.70	471.70	454.51
North West Shelf	31.65	36.32	35.53	33.33	35.08	140.26	124.26
Griffin	-	-	-	-	-	-	3.58
Bruce	24.85	16.51	28.50	18.73	17.49	81.23	86.15
Keith (d)	1.44	1.36	1.18	0.67	1.17	4.38	5.32
Total	175.60	182.92	173.01	161.20	180.43	697.56	673.82

ETHANE ('000 tonnes)	18.53	24.05	18.59	18.87	25.62	87.13	67.39

(a) Buffalo sold effective September 2000.
(b) Zamzama extended well test commenced in March 2001.
(c) Typhoon commenced production in July 2001.
(d) Keith commenced production in November 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
		2001	2001	2001	2002	2002	2002	2001
BHP STEEL
BHP Billiton attributable production unless otherwise stated.
('000 tonnes)

PRODUCTION
Iron Sands
NZS, New Zealand		478	397	464	395	363	1,619	2,187
Coke
Port Kembla, Australia		643	661	620	626	643	2,550	2,436
Iron
Port Kembla, Australia		1,269	1,262	1,191	1,144	1,263	4,860	4,975
Raw Steel
Port Kembla, Australia		1,176	1,238	1,109	1,126	1,281	4,754	4,830
NZS, New Zealand		152	144	153	125	130	552	602
Total		1,328	1,382	1,262	1,251	1,411	5,306	5,432
Delta, Ohio (a)		197	196	196	202	206	800	766

Marketable Steel Products
Flat Products
Flat and Tinplate products		1,183	1,183	1,054	1,103	1,184	4,524	4,671
Coated Products
Rolled and coated products		474	533	400	489	451	1,873	1,931
Flat and coated products (NZS)		135	137	117	128	135	517	536
Rolled and coated products (offshore)		89	69	70	70	90	299	338
Building products (includes offshore)		42	40	36	32	39	147	158
Total (b)		1,469	1,377	1,169	1,396	1,439	5,381	5,507
Delta, Ohio (a)		193	192	192	198	202	784	750

DESPATCHES (c)
Business unit despatches
Flat Products		1,294	1,128	996	1,164	1,134	4,422	4,704
Coated Products		813	746	657	648	695	2,746	2,902
Total (d)		1,587	1,296	1,153	1,386	1,397	5,232	5,342

External despatches
Australia	Domestic (e)	585	691	569	545	619	2,424	2,088
	Export	757	387	391	653	551	1,982	2,359
New Zealand	Domestic (e)	55	61	56	60	61	238	240
	Export	97	83	67	58	76	284	297
Other offshore		93	74	70	70	90	304	358
Total		1,587	1,296	1,153	1,386	1,397	5,232	5,342
Delta, Ohio (a)		191	191	189	208	208	796	748

(a) Production and despatches reported is that proportion determined by BHP Steel's equity interest in North Star BHP LLC (50%).
(b) Total excludes production for intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(c) Steel products only. Excludes pig iron and by-products.
(d) Total excludes intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(e) Includes despatches to OneSteel Limited from 1 November 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
		2001	2001	2001	2002	2002	2002	2001
EXPLORATION, TECHNOLOGY & NEW BUSINESS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Production (a)	('000 carats)	427	767	928	932	1,023	3,650	1,429

(a) Interest in Ekati™ increased from 51% to 80% effective July 2001.

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